The Real Brokerage Inc. Opens in Montana

Bozeman Area Real Estate Broker Courtney Foster Named Principal Broker

TORONTO AND NEW YORK -- September 30, 2021 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company"), an international, technology-powered real estate brokerage, today announced its launch of operations in Montana. Real is now operating in 35 states, the District of Columbia and Canada.

As part of the expansion, Real has appointed Courtney Foster of Referred Realty Group as Real's principal broker in Montana. Ms. Foster has been licensed since 2006, originally in Texas. In 2013 Ms. Foster started an independent broker in the Houston area. After moving to Bozeman, Montana in 2015, Ms. Foster maintained her business in both Houston and Bozeman until 2019 when she decided to focus solely on Montana. Ms. Foster is licensed as a Luxury Home Marketing Specialist, Certified Negotiation Expert and a Graduate of the REALTOR(R) Institute.

"The combination of high-tech focus and human kindness that Real brings to the table works perfectly with my business and with Montana," said Montana Principal Broker, Courtney Foster. "Over the past two years, we have seen how critical a tool technology can be, but we also saw how ready many people were to get out and explore more. Real's technology will put us in a position to best support the growing Montana market."

"Montana has been a popular state for real estate, especially throughout COVID-19," said Real co-founder and CEO Tamir Poleg. "Montana has attracted families, retirees and even celebrities to seek real estate within the state. Real is looking forward to being part of the Montana real estate industry. Courtney will play a key role in working with new and existing agents as we establish our Montana operations."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 35 U.S. states, the District of Columbia and Canada. Real is building the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

ryan@therealbrokerage.com

1+201-564-4221

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion to Montana, and the business and strategic plans of Real.

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